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                                                                    Exhibit 99.1

[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release


            CAMPBELL RESOURCES ANNOUNCES APPROVAL AND SANCTION OF THE
                              PLANS OF ARRANGEMENT


MONTREAL, JUNE 27, 2006 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) is pleased to announce that the plans of arrangement presented earlier this month to the creditors of Campbell Resources Inc., Meston Resources Inc. and MSV Resources Inc., under the Companies' Creditors Arrangement Act (the "CCAA"), received the required approvals at a meeting of creditors held yesterday in Chibougamau.

Today, the Superior Court sanctioned the plans and granted the Company an extension to October 31, 2006, of the stay provided in the initial order granted in June 2005.

The Company will now carry-out plans of arrangement and produce a prospectus which will allow it to proceed, among other things, with a rights offering to its shareholders for gross proceeds of up to 5 million dollars.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.



                                     - 30 -


FOR MORE INFORMATION :

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
CAMPBELL RESOURCES INC.                                        Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer           Henri Perron, hperron@renmarkfinancial.com
Tel.: 514 875-9037                                             John Boidman, jboidman@renmarkfinancial.com
Fax:  514 875-9764                                             Tel.: 514 939-3989
afortier@campbellresources.com                                 Fax:  514 939-3717
                                                               www.renmarkfinancial.com
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